Filed Pursuant to Rule 433 Registration No. 333−136666 March 5, 2008
STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Note Linked to the Financial Select Sector SPDR® Fund Due: April [●], 2009
INVESTMENT HIGHLIGHTS
•	13 month term to maturity.
•	The Notes are linked to the performance of the Financial Select Sector SPDR® Fund and are not principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A2 by Moody’s / A by S&P).
•	Issue Price: 100.00% of the Principal Amount (99.00% for investors who purchase at least $1,000,000 of the Notes).
•
If the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (a) $1,000.00 multiplied by (b) the Upside Participation Rate (200.00%) multiplied by (c) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes.

•	If ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note.
•
If the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

TERMS OF OFFERING
ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A2 / A (Moody’s / S&P)
CUSIP NUMBER:	0739282U6
ISSUE PRICE:	100.00% of the Principal Amount (99.00% for investors who purchase at least $1,000,000 of the Notes).
AGGREGATE PRINCIPAL AMOUNT:	$[●].
DENOMINATIONS:	$1,000.00 per Note and $1,000.00 multiples thereafter.
SELLING PERIOD ENDS:	March [●], 2008.
SETTLEMENT DATE:	March [●], 2008.
CALCULATION DATE:
April [●], 2009, unless such date is not an ETF Business Day, in which case the Calculation Date shall be the next ETF Business Day. The Calculation Date is subject to adjustment as described in the Pricing Supplement under “Description of the Notes - Market Disruption Events.”

MATURITY DATE:
The Notes are expected to mature on April [●], 2009, unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Business Days following the adjusted Calculation Date.

CASH SETTLEMENT VALUE:	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the ETF Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a)      If the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes.

(b) If the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note.

(c)      If the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

ETF RETURN:	Equals the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.
UPSIDE PARTICIPATION RATE:	200.00%.
INITIAL PRICE:	Equals [●], the closing share price of the ETF on March [●], 2008, as determined by the Calculation Agent.
FINAL PRICE:	The Final Price will be determined by the Calculation Agent and will equal the closing share price of the ETF on the Calculation Date as determined by the Calculation Agent.
EXCHANGE LISTING:	The Notes will not be listed on any securities exchange or quotation system.

BEAR, STEARNS & CO. INC.

Structured Products Group

ETF BUSINESS DAY:	Means any day on which the Relevant Exchange (as defined in the Pricing Supplement) and each Related Exchange (as defined in the Pricing Supplement) are scheduled to be open for trading.
BUSINESS DAY:	Any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.
CALCULATION AGENT:	Bear, Stearns & Co. Inc.
ETF:
Financial Select Sector SPDR® Fund, an exchange traded fund issued by the Select Sector SPDR Trust, managed and maintained by SSgA Funds Management, Inc., and traded on the American Stock Exchange, LLC under the ticker symbol “XLF”.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated March 5, 2008 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated March 5, 2008 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420408013548/v105990_424b2.htm

•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT VALUE TABLE

The following tables are for illustrative purposes and are not indicative of the future performance of the ETF or the future value of the Notes.

Because the share price of the ETF may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the ETF during the term of the Notes. You should not construe these examples or the data included in any table below as an indication or assurance of the expected performance of the Notes. Numbers used in these examples may be rounded for ease of use.

You can review the historical share price of the ETF in the section of the Pricing Supplement called “Description of the ETF.” The historical performance of the ETF included in the Pricing Supplement should not be taken as an indication of the future performance of the ETF during the term of the Notes. It is impossible to predict whether the Final Price will be greater than or less than the Initial Price.

The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00.

•	Investor holds the Notes to maturity.

•	The Initial Price is equal to 26.00.

•	The maximum return on the Notes is 27.00%, or $1,270.00 per Note.

•	The Upside Participation Rate is 200.00%.

•	All returns are based on a 13-month term; pre-tax basis.

•	No Market Disruption Events occur during the term of the Notes.

Example 1: The ETF Return is positive and the Cash Settlement Value is capped at $1,270.00.

In this example, the ETF rises over the term of the Notes. On the Calculation Date, the Final Price is 36.40, representing an ETF Return of 40.00%, as calculated below:

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Because the ETF Return is positive, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Notes plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; subject to the maximum return on the Notes of 27.00%. In this example, since the ETF Return multiplied by Upside Participation Rate is greater than 27.00%, the Cash Settlement Value on the Maturity Date would be capped at $1,270.00, which provides the maximum return on the Notes of 27.00%. This example illustrates the fact that the return on your Notes will be limited to the maximum return on the Notes of 27.00%.

Example 2: The ETF Return is positive and the Cash Settlement Value is not subject to the maximum return.

In this example, the ETF rises over the term of the Notes. On the Calculation Date, the Final Price is 28.60, representing an ETF Return of 10.00%, as calculated below.

Because the ETF Return is equal to 10.00% (which, after being multiplied by the Upside Participation Rate, is less than the maximum return of 27.00%), the Cash Settlement Value would be $1,200.00, as calculated below.

= $1,000.00 + ($1,000.00 x Upside Participation Rate x ETF Return)

= $1,000.00 + ($1,000.00 x 200.00% x 10.00%)

= $1,000.00 + $200.00

= $1,200.00

In this example, the share price of the ETF rises 10.00% over the term of the Notes. However, you would benefit from the Upside Participation Rate and your return on investment would be 20.00%.

Example 3: The ETF Return is negative, but is greater than -10.00%.

In this example, the ETF declines over the term of the Notes. On the Calculation Date, the Final Price is 23.92, representing an ETF Return of -8.00%, as calculated below.

Since the ETF Return is negative but is greater than -10.00%, the Cash Settlement Value would equal the $1,000.00 principal amount of the Note.

In this example, the share price of the ETF decreases 8.00% over the term of the Notes, and your return on investment would be 0.00%.

Example 4: The ETF Return is negative and is less than -10.00%.

In this example, the ETF declines over the term of the Notes. On the Calculation Date, the Final Price is 18.20, representing an ETF Return of -30.00%, as calculated below:

In this example, since the ETF Return is less than -10.00%, the Cash Settlement Value for each Note is equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. In this example, the ETF Return is -30.00%. Therefore, you will suffer a 20.00% loss and receive 80.00% of the principal amount of your Notes at maturity, and the Cash Settlement Value for each note would be $800.00. This example demonstrates that if the ETF Return is less than -10.00%, you will lose some (as much as 90.00%) of your initial investment in the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Examples 1 Through 4
Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3	Example 4
Initial Price	26.00	26.00	26.00	26.00
Hypothetical Final Price	36.40	28.60	23.92	18.20
Value of hypothetical Final Price relative to the Initial Price	Higher	Higher	Lower	Lower
Principal fully repaid?	Yes	Yes	Yes	No
Cash Settlement Value per Note	$1,270.00	$1,200.00	$1,000.00	$800.00

Table of Hypothetical Cash Settlement Values
Initial Price	Final Price	ETF Return	Cash Settlement Value Per Note	Return if Held to Maturity	Initial Price	Final Price	ETF Return	Cash Settlement Value Per Note	Return if Held to Maturity
26.00	33.28	+28.00%	$1,270.00	27.00%	26.00	25.74	-1.00%	$1000.00	0.00%
26.00	33.02	+27.00%	$1,270.00	27.00%	26.00	25.48	-2.00%	$1000.00	0.00%
26.00	32.76	+26.00%	$1,270.00	27.00%	26.00	25.22	-3.00%	$1000.00	0.00%
26.00	32.50	+25.00%	$1,270.00	27.00%	26.00	24.96	-4.00%	$1000.00	0.00%
26.00	32.24	+24.00%	$1,270.00	27.00%	26.00	24.70	-5.00%	$1000.00	0.00%
26.00	31.98	+23.00%	$1,270.00	27.00%	26.00	24.44	-6.00%	$1000.00	0.00%
26.00	31.72	+22.00%	$1,270.00	27.00%	26.00	24.18	-7.00%	$1000.00	0.00%
26.00	31.46	+21.00%	$1,270.00	27.00%	26.00	23.92	-8.00%	$1000.00	0.00%
26.00	31.20	+20.00%	$1,270.00	27.00%	26.00	23.66	-9.00%	$1000.00	0.00%
26.00	30.94	+19.00%	$1,270.00	27.00%	26.00	23.40	-10.00%	$1000.00	0.00%
26.00	30.68	+18.00%	$1,270.00	27.00%	26.00	23.14	-11.00%	$990.00	-1.00%
26.00	30.42	+17.00%	$1,270.00	27.00%	26.00	22.88	-12.00%	$980.00	-2.00%
26.00	30.16	+16.00%	$1,270.00	27.00%	26.00	22.62	-13.00%	$970.00	-3.00%
26.00	29.90	+15.00%	$1,270.00	27.00%	26.00	22.36	-14.00%	$960.00	-4.00%
26.00	29.64	+14.00%	$1,270.00	27.00%	26.00	22.10	-15.00%	$950.00	-5.00%
26.00	29.38	+13.00%	$1,260.00	26.00%	26.00	21.84	-16.00%	$940.00	-6.00%
26.00	29.12	+12.00%	$1,240.00	24.00%	26.00	21.58	-17.00%	$930.00	-7.00%
26.00	28.86	+11.00%	$1,220.00	22.00%	26.00	21.32	-18.00%	$920.00	-8.00%
26.00	28.60	+10.00%	$1,200.00	20.00%	26.00	21.06	-19.00%	$910.00	-9.00%
26.00	28.34	+9.00%	$1,180.00	18.00%	26.00	20.80	-20.00%	$900.00	-10.00%
26.00	28.08	+8.00%	$1,160.00	16.00%	26.00	20.54	-21.00%	$890.00	-11.00%
26.00	27.82	+7.00%	$1,140.00	14.00%	26.00	20.28	-22.00%	$880.00	-12.00%
26.00	27.56	+6.00%	$1,120.00	12.00%	26.00	20.02	-23.00%	$870.00	-1300%
26.00	27.30	+5.00%	$1,100.00	10.00%	26.00	19.76	-24.00%	$860.00	-14.00%
26.00	27.04	+4.00%	$1,080.00	8.00%	26.00	19.50	-25.00%	$850.00	-15.00%
26.00	26.78	+3.00%	$1,060.00	6.00%	26.00	19.24	-26.00%	$840.00	-16.00%
26.00	26.52	+2.00%	$1,040.00	4.00%	26.00	18.98	-27.00%	$830.00	-17.00%
26.00	26.26	+1.00%	$1,020.00	2.00%	26.00	18.72	-28.00%	$820.00	-18.00%
26.00	26.00	0.00%	$1,000.00	0.00%	26.00	18.46	-29.00%	$810.00	-19.00%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

•
Suitability of Note for investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•
Possible loss of principal — The Notes are not principal protected. If, on the Maturity Date, the ETF Return is less than -10.00%, there will be no principal protection on the Notes and the Cash Settlement Value you will receive will be less than your initial investment in the Notes.

•
Maximum return of [25.00-28.00]% — You will not receive more than the maximum return of [25.00-28.00]% at maturity, regardless of the positive percentage increase of the Final Price over the Initial Price. Because the maximum return on the Notes is [25.00-28.00]%, the maximum Cash Settlement Value is $[1,250.00-1,280.00].

•	No interest, dividend or other payments — You will not receive any interest, dividend payments or other distributions on the Underlying Stocks (as defined in the Pricing Supplement) or the ETF.
•
Not exchange listed - The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Concentration — Because the Notes are linked to XLF, a fund that invests in the financial sector of the S&P 500® Index. As a result, an investment in the Notes will be concentrated in this single sector.

•
Liquidity — Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
Taxes — The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the share price of the ETF and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement.

BEAR, STEARNS & CO. INC.